National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036 PHONE 713-346-7500 FAX 713-346-7995

June 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

RE:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013 (“2012 Form 10-K”)

File No. 001-12317

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on June 11, 2013. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2012 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 19

1.	We note your disclosure on page 23 under “—We had revenues of 10% of total revenue...” that Samsung Heavy Industries’ purchases reflect a significant portion of your revenues. Please tell us whether you have an agreement memorializing this arrangement and, if so, please provide your analysis as to why it is not filed. See Item 601(b)(10) of Regulation S-K.

Response: The Company believes it has filed all of its material contracts as required under Item 601(b)(10) of Regulation S-K. As stated in the Company’s 2012 Form 10-K, one of the Company’s customers—Samsung Heavy Industries—accounted for 10% of the Company’s total revenues for the year ended December 31, 2012. This customer is a shipyard serving as the general contractor for the construction of drillships for numerous, unaffiliated drillship owners and drilling contractors, who have required the shipyard to contract directly with the Company for the provision of the Company’s drilling equipment. Company revenues attributed to the shipyard are evidenced by numerous contracts, each of which is ordinary course in nature and relates to the provision of

U.S. Securities and Exchange Commission

June 24, 2013

drilling equipment for a separate drillship to be delivered to individual owners or drilling contractors. None of these contracts, on an individual basis, are material to the Company. Because these contracts are made in the ordinary course of the Company’s business and the Company’s business is not substantially dependent upon any of these contracts, they do not fall within the purview of Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 14 – Income Taxes, page 92

2.	We note the disclosure per page 94 of your Form 10-K regarding the expiration of net operating loss carryforwards. Please revise to more clearly indicate the specific periods in which your net operating loss carryforwards expire. Refer to FASB ASC 740-10-50-3a.

Response: In the United States, the Company has $20 million of net operating loss carryforwards as of December 31, 2012, of which $4 million will expire in 2025, $13 million will expire in 2026, $1 million will expire in 2027, $1 million will expire in 2029 and $1 million will expire in 2030.

Outside the United States, the Company has $76 million of net operating loss carryforwards as of December 31, 2012, of which $1 million will expire in 2014, $9 million will expire in 2015, $4 million will expire in 2017, $12 million will expire in 2020, $21 million will expire in 2021, $7 million will expire in 2022 and $22 million will carry forward indefinitely.

As of December 31, 2012, the amount of net operating loss carryforwards against which no valuation allowance has been provided is $7 million.

We will disclose these details to more clearly indicate the specific periods in which these net operating loss carryforwards will expire in the 2013 Form 10-K.

3.	We note the disclosure per page 94 of your Form 10-K stating that you repatriated non-U.S. earnings during the fiscal year ended December 31, 2012. Please describe the nature of the non-U.S. earnings that were repatriated. For example, tell us the country from which these earnings were repatriated and explain why management decided this was an appropriate course of action during the fiscal year ended December 31, 2012. In addition, we note the disclosure stating that the undistributed earnings of certain of your foreign subsidiaries are considered to be permanently reinvested. In light of the recent repatriation of non-U.S. earnings, please tell us about the specific reinvestment plans in place supporting this conclusion. Refer to FASB ASC 740-30-25-17.

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June 24, 2013

Response: During the fiscal year ended December 31, 2012, we executed a transaction for a non-cash internal sale from our US group of companies to one of our foreign subsidiaries located in the Netherlands of certain foreign subsidiaries located in Singapore and Malaysia that had been acquired in 2011. This transaction was undertaken to better position the ownership of recently acquired subsidiaries for integration within our international corporate legal structure. A gain on this internal sale was recognized for US tax purposes and was not a result of the payment by the Company of a cash dividend from our foreign subsidiaries to our US group. As a result of this transaction, earnings from the acquiring subsidiaries were considered for US tax purposes as being repatriated to the US group.

At December 31, 2012, the Company’s subsidiaries had cumulative earnings of $4,620 million that are considered permanently reinvested in working capital and long term assets which are required to maintain its level of business. In addition, cumulative earnings of $1,534 million have not been reinvested and are considered available for distribution to the US group. At December 31, 2012, the Company’s combined international operations had a cash balance of $1,765 million. Expenditures for capital improvements of approximately $392 million are budgeted for 2013, leaving $1,373 million to support ongoing operations and fund expansion into new markets through the acquisition of new businesses and further growth of existing international operations. Since 2010, the Company’s international subsidiaries have closed acquisitions for approximately $2,000 million. Opportunities for expansion into international markets are being driven by increasing local content requirements of local governments (e.g., Saudi Arabia, Russia and Brazil), pressure from customers to shorten supply chains to speed product delivery and reduce costs, and growing demand for products used in offshore production activities, especially for deep-water applications, and pressure control (i.e., Blowout Prevention and Well Control).

Note 15 – Business Segments and Geographic Areas, page 95

4.	We note that you identify numerous products and services offered by each of your operating segments as part of this footnote, in the forepart of your Form 10-K, and on your website. Please tell us how you evaluated your products and services for the disclosure required by FASB ASC 280-10-50-40.

Response: We believe our reported segments disclose the information required by ASC 280-10-50-40 because our segments are aligned by groups of similar products and services. We considered the similarity of the products and services for each of our three segments as follows:

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June 24, 2013

Rig Technology

Rig Technology primarily sells capital equipment units (drilling rigs, coiled tubing units, pressure pumping units, cranes, FPSO products, wireline units and rig instrumentation sets) to other oilfield service providers to expand their fleets of equipment, or upgrade their existing fleets. Substantially all of the products provided by Rig Technology are used in oil and gas well drilling and remediation activities.

Petroleum Service & Supplies

Petroleum Services & Supplies manufactures, rents and sells equipment and services used to perform drilling operations and remediation activities, including drill pipe, wired drill pipe, coiled tubing pipe, inspection and coating services, fiberglass products, transfer pumps, solids control systems, drilling motors, drilling fluids, drill bits, reamers and other downhole tools, and mud pump consumables. The products and services in this segment contain significant intellectual property and technology.

Distribution & Transmission

Distribution & Transmission provides pipe, maintenance, repair and operating supplies and spare parts to drill sites and production locations, pipeline operations, and processing plants worldwide. Products and services in this segment contain limited intellectual property and technology.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,

/s/ Dwight W. Rettig
Dwight W. Rettig
Executive Vice President, General Counsel and Secretary